Exhibit 21

LIVE CURRENT MEDIA INC.
LIST OF SUBSIDIARIES

Name	Jurisdiction	Percent Owned by Live Current Media Inc.

Domain Holdings Inc.	Alberta, Canada	98.2%

Communicate.com Delaware Inc.	Delaware	100%

Acadia Management	British Columbia, Canada	100%

0778227 BC Ltd.	British Columbia, Canada	100%

613784 BC Ltd.	British Columbia, Canada	100%

LCM Cricket Ventures Pte. Ltd.	Singapore	100%